Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 10, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on May 10, 2007, entitled "Statoil revises 2007 production forecast ".

Statoil revises 2007 production forecast

Statoil ASA (OSE:STL, NYSE:STO) is modifying its forecast for oil and gas production in 2007 to 1,150,000-1,200,000 barrels of oil equivalent per day (boe/d) based on an oil price of USD 60 per barrel, down from 1,300,000 boe/d..

The shortfall is largely caused by delayed ramp up of new fields and delays in projects and activities. As a direct consequence of reduced production, production costs per boe will increase to above NOK 30 per barrel for 2007.

The original target was based on successful deliveries from a number of technically demanding fields, first and foremost the two pioneering high temperature/high pressure (HT/HP) fields Kristin and Kvitebjørn.

  As previously announced the production on the Kvitebjørn field was temporarily shut down on 1 May, to allow for drilling of two further production wells. Production is expected to resume during the fourth quarter 2007
  On the Kristin field, the step up of production will be further delayed. Running up the wells has to be done cautiously to ensure stability in the reservoir. Completion during the winter season was slower than anticipated due to a combination of bad weather and technical challenges. Plateau production is expected to be reached towards the end of the third quarter of 2007.
  Additionally, the Volve project is slightly delayed owing to late arrival and modification of the rig. This field is now expected to commence production in the third quarter of 2007.
  Internationally, production build-up on the partner operated Shah Deniz gas field in Azerbaijan has been slower than anticipated due to technical problems with the production wells. Build up of production from In Amenas in Algeria has been hampered by technical problems causing irregularities in the processing facilities.

To some extent the shortfall has been counteracted by increased gas production and export from other fields. However, market conditions and customer off-take will limit the extent to which such compensatory measures can be fully utilised.

The measures to improve drilling performance, put in place in late 2006, are paying off. Drilling of new production wells in the Tampen area has improved so far in 2007.

Further information from:

Investor relations:
Lars Troen Sørensen, senior vice president for IR: + 47 90 64 91 44 (mobile), +47 51 99 77 90 (office)
Geir Bjørnstad, vice president, US investor relations, telephone +1 203 978 69 50

Media:
Ola Morten Aanestad, vice president for media relations: + 47 48 08 02 12 (mobile), +47 51 99 13 77 (office)

Cautionary statement relevant to forward-looking information

Some of the items discussed in this press release are forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil’s oil and gas production forecasts; targets with respect to participation in drilling and exploration activities; plans for future development and operation of projects; reserve information; expected exploration and development activities or expenditures; expected gains from the sale of assets; and expected acquisitions or dispositions of assets. Forward-looking statements are sometimes, but not always, identified by such phrases as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends” and “believes”. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2005 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil’s web site at www.statoil.com.

Disclaimer:

This press release does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition Statoil will make the effective registration statement available for free to Hydro shareholders in the United States.

STATOIL ASA (Registrant)
Dated: May 10, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer